UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-48093

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SPP Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 Fifth Avenue
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amy Lazarus	973-632-4417	alazarus@sppcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – If individual, state last, first, and middle name)

100 Motor Parkway	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Amy Lazarus, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SPP Capital Partners, LLC, as of February 27, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MELISSA JOHNSON
MY COMMISSION # HH 212479
EXPIRES: April 8, 2026

Signature: [signature]

Title: Chief Financial Officer and FINOPS

[signature] State of Florida
Notary Public 2/28/2023 County of Sarasota

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
DECEMBER 31, 2022

TABLE OF CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SPP Capital Partners, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SPP Capital Partners, LLC (the “Company”) as of December 31, 2022, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of SPP Capital Partners, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as SPP Capital Partners, LLC’s auditor since 2020.

Hauppauge, New York
February 27, 2023

Nawrocki Smith LLP

SPP CAPITAL PARTNERS, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	1,911,189
Restricted Cash		197,852
Fees and other receivables		6,014
Furniture, equipment and leasehold improvements, net		24,082
Right of use asset - operating		1,249,356
Other assets		50,815
TOTAL ASSETS	$	3,439,308

LIABILITIES AND MEMBER'S DEFICIT

Liabilities:		
Accounts payable and accrued expenses	$	1,570,496
Lease liability - operating		1,369,294
Equity Subordinated notes		1,100,000
Total liabilities	$	4,039,790
Member's deficit		(600,482)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,439,308

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

SPP Capital Partners, LLC (the "Company") is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in investment banking activities, which include private placements and underwriting of securities and corporate finance advisory services.

The Company does not hold funds or securities for, or owe any money or securities to, customers, and does not carry accounts of, or for, customers.

The Company is a wholly-owned subsidiary of SPP Holdings, LLC (the "Parent").

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Pursuant to the Company's limited liability company agreement, the Company will dissolve on December 31, 2048, or at such earlier time as determined by the member.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statement have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and comply with the Finalcial Accounting Standards Board ("FASB") Accountng Standards Codification ("ASC") Topic 940.

Use of estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Restricted Cash

Pursuant to the issuance of the agreed to maintain a restricted cash balance in a deposit account aggregating $197,852. The restricted cash secures the letter of credit required under its lease expiring in August 2026 in connection with its current New York City office space (see Note 10).

Fees and other receivables

Fees and other receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

No allowance for uncollectible accounts has been provided since management believes that all receivables at December 31, 2022, are collectible.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed on a straight-line basis over their estimated useful lives of five years. Amortization of leasehold improvements is on a straight-line method over the term of the lease.

Right of use assets and lease liabilities

The Company accounts for leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is or contains a lease at inception. The Company's operating lease arrangement are comprised of real estate and facility leases. Right of use assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments. The present value of the lease payments was determined using a 5.5% incremental borrowing rate. Right of use assets also exclude lease incentives.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income or loss to net cash provided by or used in operating activities in the accompanying Statement of Cash Flows.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition through February 27, 2023 for potential recognition or disclosure in its financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statement.

NOTE 3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2022:

Furniture and fixtures	$	1,496
Leasehold improvements		11,545
Artwork and antiques		17,225
	$	30,266
Less: accumulated depreciation and amortization		(6,184)
	$	24,082

Depreciation and amortization expense for the year ended December 31, 2022, was $1,649.

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31, 2022, consisted of other operating accrued expenses.

Accounts payable	$	371,391
Accrued expenses		1,199,105
	$	1,570,496

NOTE 5. SUBORDINATED BORROWINGS

The subordinated loan from the Parent bears interest at a rate equal to the prevailing prime rate of interest plus 1%; however, the rate on the loan has a floor of 10.5% and a ceiling of 12.5%. At December 31, 2022, the rate on the loan was 10.5%.

The subordinated loan, which matures on October 6, 2023, has been approved by FINRA and is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense on the subordinated loan and revolver for the year ended December 31, 2022, was $115,500.

NOTE 6. EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) plan, the SPP Capital Partners, LLC Pension Plan (the "Plan"), which includes a profit-sharing plan covering all eligible employees. The Company contributes up to a maximum of 3% of an employee's base salary, dependent upon the employee also making elective salary deferrals. The Company may also make discretionary contributions to the Plan and has accrued $181,585 as a profit sharing contribution in 2022. Employees vest in the employer's contribution over a three-year period after the first year of service. Costs charged to operations in 2022 related to the Plan were $238,334.

NOTE 7. RELATED-PARTY TRANSACTIONS

Employment agreements

The Company has entered into employment agreements with three key employees (“Key Employees”) that expire on September 30, 2026. These agreements provide for (1) annual base salaries totaling $812,500, (2) compensation increases at the sole discretion of the

members, provided, however, that no such increase shall be in an amount in excess of the cumulative change in the CPI(U) as published by the U.S. Department of Labor - Bureau of Labor Statistics, for New York State during the period since the base salary was last adjusted, (3) additional compensation to provide for incremental personal income taxes paid by the employees due to their status of members of the Company, and (4) annual bonuses, which include a base bonus, and additional bonus, all as defined in the employment agreements. The total amount of the bonuses and accrued salary payable to members for the year ended December 31, 2022, amounted to $248,429 and is reflected in "Accounts payable and accrued expenses" in the Statement of Financial Condition as of December 31, 2022.

The Company has a service agreement with SPP Mezzanine Partners II, LLC, a wholly-owned subsidiary of the Parent. The agreement provides for advisory fees to be paid to the Company monthly, as well as an advisory bonus to be calculated based on 5.35% of the affiliate's net profit before bonus. The agreement also provides for an additional fee equal to the amount of SPP Mezzanine Partners II, LLC's year-to-date revenues minus expenses, which includes the advisory fees and bonus. In 2022 no fees were generated by SPP Mezzanine Partners II, LLC.

Three Key Employees held interests in SPP Principal Investors, LLC ("Principal Investors"). Principal Investors was the general partner of SPP Mezzanine Investors II, LLC ("Mezzanine Investors"), an investment vehicle created to make middle market subordinated loans originated by the Company. All investments held by Mezzanine Investors were repaid or sold during FY 2022 and the entities and Principal Investors were terminated.

The Key Employees are members of SPP Principal Investors II, LLC ("Principal Investors II"), a member of SPP JV Holdco LLC ("JV Holdco"). JV Holdco, in turn, owns 100% of SPP Credit Advisors LLC ("Credit Advisors"), a registered investment advisor. The Company is a party to a service agreement (the "Service Agreement") with Credit Advisors and SPP Credit Advisors II LLC ("Credit Advisors II") which provides for an annual fee of $750,000 paid to the Company in exchange for investment management services rendered. Fees paid to the Company pursuant to the Service Agreement are shown on the Statement of Operations as Service and Advisory revenue. For the year ended December 31, 2022 $475,000 and $91,667 was paid to the Company from Credit Advisors and Credit Advisors II, respectively. As of December 31, 2022, the Company is due $2,225 from Credit Advisors for expenses paid on its behalf.

SPP Principal Investors II is also a member, along with the Parent, in SPP Holdco, LLC ("Holdco"). Holdco is the beneficial owner of SPP Credit Opportunities, LLC, a middle market private loan investment vehicle.

The Key Employees are members of SPP Principal Investors III, LLC ("Principal Investors III"), a member of SPP JV Holdco II LLC ("JV Holdco II "). JV Holdco II, in turn, owns 100% of Credit Advisors II LLC, a registered investment advisor. Credit Advisors II is also a party to the Service Agreement with SPP Credit Advisors and the Company.

SPP Principal Investors III is also a Class B member, along with the Parent, in SPP Credit Fund II GP, LLC (the "GP"), the general parner of SPP Credit Fund II LP and SPP Credit Fund II QP LP. The Key Employees are members of the GP . For the year ended December 31, 2022, the Company accrued $115,500 of interest expense due to the Parent

in connection with the $1.1 million subordinated borrowings due to the Parent.

As of December 31, 2022, the Company owes its Parent a total of $365,750 in unpaid interest due under the subordinated borrowings.

NOTE 8. INCOME AND OTHER TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company, and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss. The Company's allocable share of the Parent's consolidated tax provision for the New York City unincorporated business tax is included in the Statement of Operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2018.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Operating leases
The Company has entered into a lease for its offices in New York until August 2026. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term and are included in occupancy in the accompanying statement of operations.

As of December 31, 2022, maturities of the outstanding lease liability for the Company were approximately as follows:

Year ending December 31:	Amount
2023	$ 405,339
2024	421,398
2025	421,398
2026	263,374
Total	1,511,509
Less: Discount to present value	(142,215)
Lease liability	$ 1,369,294

Operating lease expense charged to operations for the year ended December 31, 2022, amounted to $383,881.

Contingencies
From time to time, the Company may be a party to litigation or regulatory proceedings arising during the ordinary course of operations.

NOTE 10. CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts at three commercial banks. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation. Approximately 57% of the revenue was attributable to four customers.

NOTE 11. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum regulatory net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (or 1500%). Net capital and aggregate indebtedness change from day to day. As of December 31, 2022, the Company had net capital of $ 1,557,364 which exceeded the Company's net capital requirement of $28,784 by $1,528,580. The Company's percentage of aggregate indebtedness to net capital was 29% at December 31, 2022.